ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

April 22, 2024

Ms. Valerie Lithotomos

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos ETF Trust (File Nos. 333-191151 and 811-22887) (the “Registrant”)

Dear Ms. Lithotomos:

I am writing to respond to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by the Registrant in connection with post-effective amendment number 26 and post-effective amendment number 27 to the registration statement on Form N-1A, each filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on February 13, 20241 (each, as applicable, a “PEA”) for the purpose of adding Calamos S&P 500 Structured Alt Protection ETF – May, Calamos S&P 500 Structured Alt Protection ETF – August, Calamos S&P 500 Structured Alt Protection ETF – November, Calamos S&P 500 Structured Alt Protection ETF – February, Calamos Nasdaq 100 Structured Alt Protection ETF – June, Calamos Nasdaq 100 Structured Alt Protection ETF – September, Calamos Nasdaq 100 Structured Alt Protection ETF – December, and Calamos Nasdaq 100 Structured Alt Protection ETF – March, respectively, as new series (each referred to herein as “the Fund”) of the Registrant. Your comments provided via a videoconference call on April 2, 2024 and on April 15, 2024 are summarized below, and each comment is followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable PEA. The Registrant intends to file a future post-effective amendment to each of the PEAs pursuant to Rule 485(b) under the Securities Act to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.	Comment. The Staff notes that an upfront fee would have to be high for the Fund to be profitable. Please explain supplementally how the Fund will work without charging a high upfront fee.

Response. The Fund is an ETF and does not charge an upfront fee. The Fund carries a unitary fee, which is calculated, accrued and deducted from the Fund’s NAV daily.

There is no need for the Fund to charge an upfront fee for the Fund to be profitable. The Fund is constructed similar to other “defined” or “target” outcome ETFs, in that it is constructed via a fully financed combination of exchange-listed FLexible EXchange Options (“FLEX Options”).

As an example, specifically with regard to the four Calamos S&P 500 Structured Alt Protection ETFs, these FLEX Options work together to seek to provide investment results that, before taking fees and expenses into account, match the positive price return of the SPDR® S&P 500® ETF Trust (“Underlying ETF”) up to a predetermined upside cap (the “Cap”), while protecting against 100% of the Underlying ETF’s losses (before fees and expenses), over a period of approximately one-year (the “Outcome Period”).

1 The PEA for the Funds, now named Calamos S&P 500 Structured Alt Protection ETF – May, Calamos S&P 500 Structured Alt Protection ETF – August, Calamos S&P 500 Structured Alt Protection ETF – November, and Calamos S&P 500 Structured Alt Protection ETF – February, was filed after hours on February 13, 2024, with a filing date of February 14, 2024.

underlying asset	SPY
spot price	519.46
expiry date	4/3/2025
seed money	2,500,000

	Strike	Price	Qty	Value	Weight
Long Call	3.43	510.92	48.00	$2,452,416	98.10%
Long Put	519.62	23.49	48.00	$112,752	4.51%
Short Call	568.45	18.22	(48.00)	$(87,456)	-3.50%
Option Legs Total				$2,477,712	99.11%
Cash				$22,288	0.89%
Total account value				$2,500,000	100.00%

	gross	net
Cap rate	9.38%	8.69%
Protection	100.00%	99.31%

These contract positions are broken down below, using prices as of April 3, 2024, illustrating the potential for the Fund to be profitable (i.e., the upside cap), and the potential for the Fund to provide capital protection (i.e., downside protection equal to 100% of losses (before fees and expenses) of the Underlying ETF), over the Outcome Period.

In the table above, gross cap rate is the maximum return that can be earned by the option package, illustrating the potential for the Fund to be profitable. The calculation is: ((((Short Call Strike - Long Call Strike) * 100* Option Quantity) + Cash)/Seed Money) - 1. The gross cap rate of 9.38% can be considered the rate of return gross of fees and expenses. In qualitative terms, this rate of return consists of the following components:

I.	“Short Call Strike minus Long Call Strike” The difference in the strike prices is the profit per option pair.

a.	Intuitively, a higher strike price on the short call means the owner of the call is less likely to exercise it, and therefore that the Fund is more likely to keep the premium, thereby making the option more valuable to the Fund.

i.	If the underlying is trading at $519, a call option with a strike price of $700 is far less likely to be exercised than one with a strike price of $525.

b.	Similarly, a higher strike price on the long call means that, upon exercise, the Fund enjoys less profit from the exercise.

i.	If the underlying is trading at $519, a call option with a strike price of $3 is worth far more than a call option with a strike price $509 to the owner of the option.

II.	“(* 100)” That difference in strike prices is then multiplied by 100, which is the number of shares of the underlying security. Options contracts usually represent 100 shares of the underlying security. This difference in strike price multiplied by its lot size gives the value of each option contract.

III.	“(* Option Quantity)” The value of the option contract is then multiplied by the number of options contracts, which is 48 in the example above. This is the value of all long call and short call options contracts.

IV.	“(Plus amount of cash)” Cash available is then added to this total, and a rate of return against the initial amount of seed money is calculated.

V.	“(Everything in I to IV divided by Seed Money, and then minus 1)” The formula for a rate of return can be shown as X/Y-1 where X is current value and Y is initial value. For example, 120/100-1 = 20% is another way of saying that something purchased for $100 and now worth $120 has enjoyed a 20% rate of return. In this example the components of the current value as described in I to IV are divided by the initial $2.5M in seed money and the number 1 is subtracted to arrive at a rate of return percentage.

In round figures, if the difference in strike prices was $600, each option contract would be worth $60,000. If the fund had entered into 48 such contracts the total value of the contracts would be $2,880,000. If available cash is $20,000, the fund would be worth $2.9 million, and would represent a rate of return of 16% versus the initial $2.5 million investment.

The total account value is representative of the minimum value of the Fund at the beginning, and at the end of the Outcome Period, before fees and expenses, illustrating the ability to deliver a capital protected outcome with upside potential. The third option instrument – the long put position – provides downside protection against a decline in the underlying asset.

2.	Comment. Please explain what the investment experience is expected to be for an investor who invests in the Fund on any day other than the first day of the Outcome Period.

Response. The Registrant respectfully directs the Staff’s attention to relevant disclosure in the Fund’s registration statement (excerpted and attached hereto as Appendix A).

3.	Comment. The registration statement contains references to calls and puts, but the Staff notes that only the calls seem to be covered in the payoff profile graph. Please describe supplementally and/or in the graph, as applicable.

Response. The payoff profile graphs in the Fund’s Prospectus are illustrative of the entire options package, which consists of three FLEX Options positions on the Underlying ETF, expiring approximately one year from the start of the outcome period. Together, these positions create the payoff profile illustrated in the Prospectus.

The payoff profile, as represented in the Prospectus, is similar in construct to the profiles outlined in the prospectuses of other defined outcome and target outcome ETFs. The put position is a long position, not a covered short position (like the call option leg). The put option increases in value as the reference asset declines in price, protecting against loss. The call is written out-of-the-money, meaning the Fund will participate in gains up to the strike price (the “cap”) and forfeit gains beyond the strike price of the call.

Below is a more detailed illustration of the payoff profile diagram, as well as an outline of each options position, and its contribution to the overall payoff profile.

Explanation of diagram:

1.       S&P 500 (or Nasdaq 100 for the Calamos Nasdaq 100 Structured Alt Protection ETFs) Participation Layer: The dotted grey line represents the first layer, which involves purchasing a near zero-strike (i.e., deep in-the-money) call on the reference asset, at a pre-determined strike to provide full participation to the price return of the underlying reference asset. In other words, the full price participation provided by this layer provides potential gains and losses that are tantamount to that of owning the underlying reference asset outright, except that this layer does not participate in the dividend yield of the underlying reference asset.

2.       Capital Protection Layer: The orange line represents the second layer, which involves purchasing an at-the-money put option, which produces protection equal to 100% of losses (before fees and expenses) of the price return of the reference asset, over the Outcome Period.

3.       Upside Participation Layer (the “Cap”): The blue line illustrates the final layer, which involves selling an out-of-the-money call, thereby creating the upside cap. The strike price at which the call is sold is determined so that the combined net options purchase price is approximately equal to the underlying asset’s current value. The cost of this layer is a credit equal to the price that would make the total package “no-cost” or fully financed.

4.	Comment. Please disclose the full name of the Fund in the registration statement.

Response. The requested update has been made.

5.	Comment. Please add disclosure briefly describing that the Fund will not have the benefit of receiving dividends from the underlying ETF.

Response. The Registrant respectfully directs the Staff’s attention to disclosure in the sections of the Fund’s Prospectus titled “Principal Investment Strategies” and “Additional Information About Investment Strategies and Related Risks” which states:

“The Fund’s performance will not reflect the payment of dividends by the Underlying ETF.”

6.	Comment. The Staff notes that the name of the Fund contains the word “Protected.” Please explain supplementally how this comports with Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”) such that an investor will not confuse the term “Protected” with a guarantee.

Response. The Registrant has considered the Fund’s name in light of Rule 35d-1 under the 1940 Act, and believes the name complies with Rule 35d-1 and the Fund’s 80% policy is an accurate representation of the investment objective and principal investment strategy of the Fund. Furthermore, the Registrant believes the Fund’s name is consistent with its plain English meaning and established industry use, which illustrates a specific type of outcome-based investment profile, commonly referred to as “capital protected.” In response to the word ‘Protect’ implying a guarantee, the Registrant believes that in this case, the use of ‘Protect’ does not imply a guarantee, is not misleading, and appropriately reflects the investment profile of the Fund. The Registrant further believes using a name other than “Capital Protected” would create further investor misunderstanding, as it would be deviating from established industry use.

The Registrant further indicates that the proposed name provides what it believes is an accurate depiction of the investment profile of the Fund, consistent with its investment objective, which is to, “seek to provide investment results that, before taking fees and expenses into account, match the positive price return of the SPDR® S&P 500® ETF Trust (“Underlying ETF”) up to a cap of [ %] (the “Cap”), while protecting against 100% of negative price return of the Underlying ETF (before fees and expenses), for the period from [____], 202[ ] through [___], 202[ ];”2 as well as the principal investment strategy, which is to provide investors with the opportunity to benefit from increases in the reference asset’s share price up to the stated cap over a specified period of time of approximately one-year (the “Outcome Period”), while providing protection against decreases in the Underlying ETF’s share price over the same Outcome Period (before taking fees and expenses into account).

By definition, capital protected growth products, whether it be in the structured note or insurance space, seek to deliver upside participation in the positive performance of an underlying security or “reference asset” (e.g., S&P 500) with 100% capital protection upon maturity, before any fees and expenses. This is the generally accepted definition of a capital protected structured product. It is also generally known, and depicted in the prospectus that value may fall below the capital protection during the term. Additionally, there is issuer exposure risk with capital protected notes that does not exist with Capital Protected ETFs. Capital Protected is a product category known not only within the U.S., but widely adopted around the world.

2 Certain other Funds covered by this letter have a similar objective (the only difference being the underlying ETF). The investment objective of those Funds is to seek to provide investment results that, before taking fees and expenses into account, match the positive price return of the Invesco QQQ TrustSM, Series 1 (“Underlying ETF”) up to a cap of [   %] (the “Cap”), while protecting against 100% of negative price return of the Underlying ETF (before fees and expenses), for the period from [____], 202[   ] through [___], 202[   ].

The capital protection investment profile, like with other defined outcome ETFs that exist in the marketplace, is designed to only be fully realized at maturity (i.e., on a point-to-point basis over the outcome period). If an investor sells a capital protected product prior to the end of its term, the redemption price may be below the initial purchase price (the “capital protected value”). The Registrant believes this is generally accepted use within the ETF space.

Plain English Meaning of Capital Protected ETF

The Registrant views the plain English definition of “capital protection” as referring to a fund or financial instrument’s investment strategy, which prevents the value of the investment from falling below the initial investment value, before fees and expenses, if the units or shares are held over the outcome period (i.e., until maturity of the product or the expiration of the options positions held inside the product). The Registrant also points to well-recognized “retail” financial educational platforms that depict capital protected investments similarly.

Similarly, the Calamos Capital Protected ETFs seek to provide investment results that, before taking fees and expenses into account, match the positive price return of the SPDR® S&P 500® ETF Trust or to the Invesco QQQ TrustSM, Series 1 (each an “Underlying ETF”), as applicable, up to a cap, while protecting against 100% of negative price return of the Underlying ETF (before fees and expenses), over the outcome period.

Against this framework, the Registrant believes it is following the most plain English meaning of “Capital Protected” in the marketplace.

Established Industry Use

The Registrant also believes there is established industry use of the word “Protection” as it pertains to similar ETFs that have recently launched post adoption of Rule 35d-1. Specifically, Innovator Equity Defined Protection ETF - 2 Yr to April 2026 (AAPR), Innovator Defined Protection ETF – 2 Year to January 2026 (AJAN), and Innovator Defined Protection ETF – 2 Year to July 2025 (TJUL), all of which seek to deliver, “…a 100% downside buffer over a two-year outcome period.”

Defined Protection and Capital Protected ETFs both seek to provide 100% protection over the outcome period, before fees and expenses. Both Issuers’ ETF series are part of a broader complex of more than 150 ETFs known as “Defined Outcome” or “Target Outcome” ETFs, currently offered by several ETF issuers. This is relevant because these types of ETFs seek to provide a specific investment profile over a defined outcome period and make use of established industry terms like “Buffer” and “Barrier,” which describe specific types of defined outcome ETFs. The Registrant believes Capital Protection is a more accurate term for an ETF seeking 100% downside protection, versus “buffer.”

The Defined Outcome space was established in 2018, and now includes more than 150 ETFs in total, from some of the largest ETF issuers in the U.S. The terms ‘Buffer’ and ‘Barrier’ within fund names of defined (or “target”) outcome ETFs are well established and commonly understood to be related to the delivery of those terms over a stated outcome period. Keeping with course, ‘Capital Protected’ is a similar extension of the defined outcome ETF space, offering 100% downside protection over an outcome period.

Distinction between Managed Volatility and Capital Protected Investments

The Registrant recognizes the Staff statement made via, “Guidance Update, No. 2013-12, Fund Names Suggesting Protection from Loss (Nov. 2013).” To this end, the Registrant notes the examples given regarding funds that, “…seek to manage the fund’s volatility by investing a portion of the fund’s assets in cash, short-term fixed income instruments, short positions on exchange-trade futures, or other investments…” with additional concerns around funds that have entered into third party contracts to make up a shortfall in the net asset value of a fund. The Registrant agrees that in the examples referenced within the Guidance Update, the word “Protect” fails to adequately communicate the limitations of the protection provided by the principal investment strategy.

Capital Protected ETFs are not managed volatility funds, nor do they rely on third party contracts to make up shortfalls in net asset values of a fund.

“Protected” implying “Guarantee”

As it pertains to the word “guarantee,” it is the position of the Registrant that a “guarantee” implies the backing of a balance sheet to a product’s investment profile, thus subject to issuer credit risk, with no ability to pursue any referenced asset for payment. In the case of Capital Protected ETFs, there is no balance sheet backing the investment profile. Rather, the investor’s capital is fully allocated to the purchase of exchange listed FLEX options on reference assets that reflect deep pools of liquidity (e.g., S&P 500, Nasdaq 100, and Russell 2000) to construct the investment profile. As such, the options positions are fully collateralized and are not subject to the balance sheet of any single issuer or institution.

Unlike over-the-counter (OTC) options, which are subject to counterparty credit risk, the FLEX options positions within Capital Protected ETFs and other Defined Outcome ETFs are backed and cleared by the Options Clearing Corporation (OCC) – designated a Systemically Important Financial Market Utility (SIFMU) as “systemically important” by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). Designated FMUs will become subject to the heightened prudential and supervisory provisions of Title VIII of the Dodd-Frank Act, which promote robust risk management and safety and soundness, including conducting their operations in compliance with applicable risk-management standards if the Financial Stability Oversight Council determines that the failure of or a disruption to the functioning of the FMU could create or increase the risk of significant liquidity or credit problems spreading among financial institutions or markets and thereby threaten the stability of the U.S. financial system.

The Registrant believes the word “capital protected” reduces confusion over other types of defined outcome ETFs, like buffer ETFs, which do not offer capital protection over an outcome period.

In the Registrant’s view, “Capital Protected” is not misleading, and provides an accurate description of the profile of the investment of the Fund’s holdings and is in-line with other Defined Outcome ETFs: specifically, Buffer ETFs, which have been in operation since 2018, and more recently Defined Protection ETFs, which have been live since July 2022.

SEC Staff Follow-up Comment on April 15, 2024: Please revise the fund names. The terms ‘capital protection’ may mislead investors into thinking that their capital is 100% protected in all circumstances.

Response to SEC Follow-up Comment. In light of the Staff’s comment, the Registrant is changing each Fund’s name. The Fund names have been changed, as follows:

Old Name	New Name
Calamos Capital Protected S&P 500 ETF – May	Calamos S&P 500 Structured Alt Protection ETF – May
Calamos Capital Protected S&P 500 ETF – August	Calamos S&P 500 Structured Alt Protection ETF – August
Calamos Capital Protected S&P 500 ETF – November	Calamos S&P 500 Structured Alt Protection ETF – November
Calamos Capital Protected S&P 500 ETF – February	Calamos S&P 500 Structured Alt Protection ETF – February
Calamos Capital Protected Nasdaq 100 ETF – June	Calamos Nasdaq 100 Structured Alt Protection ETF – June
Calamos Capital Protected Nasdaq 100 ETF – September	Calamos Nasdaq 100 Structured Alt Protection ETF – September
Calamos Capital Protected Nasdaq 100 ETF – December	Calamos Nasdaq 100 Structured Alt Protection ETF – December
Calamos Capital Protected Nasdaq 100 ETF – March	Calamos Nasdaq 100 Structured Alt Protection ETF – March

7.	Comment. Please provide completed fee and expense tables to the Staff with adequate time to review in advance of the 485(b) filing.

Response. Each Fund’s Annual Fund Operating Expenses table and example expenses have been revised as follows:

The following table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses

(ongoing expenses that you pay each year as a percentage of the value of your investments)

Management Fees	0.69%
Distribution and/or Service Fees (12b-1)	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.69%

1 “Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs, whether you sell or hold your Fund Shares, would be:

Year 1	Year 3
$70	$221

The Registrant notes that the figures provided in the preceding table and example are identical to the ones shown in the Prospectus of each of the eight Funds.

8.	Comment. Please explain how the Fund will be managed so that there will not be a loss during the Outcome Period.

Response. As noted in the Fund’s Prospectus, the Fund is designed and managed to provide 100% downside protection over the outcome period. The Prospectus also notes that if investors buy or sell on a date other than the start or end date of the Outcome Period, their returns will be different and they may incur losses in excess of the Capital Protection level (i.e., losses exceeding 0%) and they may not experience gains up to the Cap.

The Fund will be constructed and managed similarly to other defined outcome and target outcome ETFs seeking to deliver a stated investment profile outcome over an outcome period.

During the outcome period, the Fund will provide a level of capital protection between 100% and (100% - cap rate), before fees and expenses, depending on the movement of the Underlying ETF after the start of the outcome period. This protection level can be known prior to purchasing shares in the Fund, via the Fund’s website and through pricing tools available on the Fund’s website. For example, if the ETF exhibits a 9% cap and capital protection at the beginning of the outcome period, and the ETF subsequently appreciates by 3%, the payoff profile for new investors will be a 6% upside cap (9% - 3%), and a 97% protection level (because the ETF has appreciated above the Capital Protection level by 3%). Existing shareholders should not be harmed by new investors, as they will be entering the Fund at values that are representative of the then current market values.

9.	Comment. An analysis by the Staff that involved pricing the options on the index always showed a loss. Please explain supplementally how this will not be the case with regard to the Fund’s investments.

Response. The Registrant is not privy to the methodology used by the Staff to construct the options package. The Registrant notes that the options and prices used are similar in construct to nearly all (more than 150) defined outcome and target outcome ETFs in the marketplace today, and more specifically like Defined Protection ETFs in the marketplace today, which seek to deliver 100% protection over an outcome period. The investment profile of the Fund, and the underlying options positions, as outlined in response to questions 1 and 3 above, illustrate the ability for the Fund to gain in value. Additionally, below is a historical, hypothetical analysis of the capital protected strategy through 2023, as well as through 2008, to further illustrate to the Staff that this approach has profitability potential.

Source: MerQube, Inc., and Calamos Investments LLC, 12/31/07 – 12/31/08, and 12/31/22 – 12/31/23.

10.	Comment. Please state whether the upfront fee will be large enough to account for the different costs in the Fund’s options portfolio.

Response. The Fund charges only a unitary fee and not an upfront fee. The unitary fee is not used to cover the cost of the options. The Fund’s assets are invested across a fully financed options package to deliver the investment profile.

11.	Comment. Please describe how the Fund’s structure affects new investors and investors who invest on any day other than the first day of the Outcome Period.

Response. The Registrant respectfully directs the Staff’s attention to relevant disclosure in the Fund’s registration statement (excerpted and attached hereto as Appendix A).

12.	Comment. The Staff notes that, in its view, the Fund’s structure is not workable. Please explain supplementally why an investor would invest in the Fund when the investor could invest in a safer investment such as a money market fund.

Response. The Registrant respectfully notes that it does not share the Staff’s view with regard to the Fund’s structure. As to why an investor might invest in the Fund, the Registrant respectfully notes that such determination is to be made by each investor based on his/her own circumstances. The Registrant notes that the disclosure on the Prospectus cover page states (in bold face text):

“The Fund has characteristics unlike many traditional investment products and may not be suitable for all investors. The Fund is only appropriate for shareholders willing to bear losses, including some or all of their investment.”

13.	Comment. Please bold the headings in the section titled “Principal Investment Strategies.”

Response. The requested edits have been made.

14.	Comment. In the section titled “Principal Investment Strategies,” there is a sentence that states: “See “General Information about FLEX Options” for more information.” Please briefly disclose what the Registrant is referring to here instead of referring to another section.

Response. In the section titled “Principal Investment Strategies,” the Registrant has removed the cross-reference to the section titled “General Information about FLEX Options.”

15.	Comment. Please consider whether a line item for “Acquired Fund Fees and Expenses” is needed in the fee table. If so, please add it. If not, please explain supplementally why it is not needed given the Fund’s investment strategy.

Response. The Registrant confirms that the “Acquired Fund Fees and Expenses” for the Fund are expected to be less than 0.01% and therefore no line item is required in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

16.	Comment. In the fourth paragraph of the section titled “Principal Investment Strategies,” please clarify the reference to the “distinct” characteristics of the Fund, including how the Fund is distinct from the Underlying ETF.

Response. As stated in the Prospectus, the Fund is designed to provide investors with the opportunity to benefit from increases in the Underlying ETF’s share price up to the stated cap over a specified period of time of approximately one-year (the “Outcome Period”), while providing protection against decreases in the Underlying ETF’s share price over the same Outcome Period (before taking fees and expenses into account).

The Fund uses FLEX Options to employ a capital protected target outcome strategy. Target outcome strategies seek to produce pre-determined investment outcomes based upon the performance of an underlying security or index. The pre-determined outcomes sought by the Fund, which include capital protection to absorb 100% of losses (before fees and expenses) in the Underlying ETF (the “Capital Protection”) and upside participation to a stated cap (before fees and expenses) (the “Cap”), are based on the price performance of the Underlying ETF over an Outcome Period.

As such, the Fund is distinct from the Underlying ETF insofar as the Fund does not invest in the Underlying ETF.

17.	Comment. In the fifth paragraph of the section titled “Principal Investment Strategies,” there are quotation marks around the words “capital protected target outcome strategy.” Please clarify why these words appear in quotation marks.

Response. The Registrant has removed the quotation marks around the words “capital protected target outcome strategy.”

18.	Comment. In the sixth paragraph of the section titled “Principal Investment Strategies,” please edit the text “no guarantee” in the phrase “there can be no guarantee these results will be achieved” such that “no guarantee” appears in bold text.

Response. The requested edits have been made.

19.	Comment. At the top of page three of the Prospectus, in the paragraph that begins with the words “Subsequent Outcome Periods,” please state the time/date that is being referenced.

Response. The Registrant respectfully declines to make the requested edit because as explained in the Prospectus, the Fund will alert shareholders to the new Cap at the beginning of each new Outcome Period in the following manner:

1.            Approximately one week prior to the end of the current Outcome Period, the Fund will make a sticker filing that will alert existing shareholders that the Outcome Period is approaching its conclusion and disclose the anticipated Cap range for the next Outcome Period. This filing will be mailed to existing shareholders.

2.            Following the close of business on the last day of the Outcome Period, the Fund will make a sticker filing that discloses the Fund’s Cap for the next Outcome Period. This filing will be mailed to existing shareholders.

3.            On the first day of the new Outcome Period, the Fund will file a full prospectus that incorporates the sticker filing from the previous evening which replaces the Caps/dates associated with the previous Outcome Period with the Caps/dates associated with the new Outcome Period. Correspondingly, the Fund will file a revised summary prospectus that reflects such changes.

20.	Comment. Please clarify supplementally what is meant by “very different” in the following disclosure:

“an investor who purchases Fund Shares other than on the first day of an Outcome Period and/or sells Fund Shares prior to the end of an Outcome Period may experience results that are very different (emphasis added) from the target outcomes sought by the Fund for that Outcome Period.”

Response. The Registrant has revised this disclosure to add the text marked below in italics.

“The stated Cap and Capital Protection may only be realized by investors who continuously hold Fund Shares from the commencement of an Outcome Period until its conclusion. An investor who purchases Fund Shares other than on the first day of an Outcome Period and/or sells Fund Shares prior to the end of an Outcome Period may experience results that are very different from the target outcomes sought by the Fund for that Outcome Period. While the Cap and Capital Protection provide the intended outcomes only for investors that hold their Fund Shares throughout the complete term of the Outcome Period, an investor can expect the value of their fund Shares to generally move in the same direction as the Underlying ETF during the Outcome Period. If investors buy or sell on a date other than the start or end date of the Outcome Period, their returns will be different and they may incur losses in excess of the Capital Protection level (i.e., losses exceeding 0%) and they may not experience gains up to the Cap. See “Capital Protection and Cap” for more information.”

21.	Comment. Please bold the following disclosure at the bottom of page five of the Prospectus:

“If the Fund’s NAV has increased significantly, a shareholder that purchases Fund Shares after the first day of an Outcome Period could lose their entire investment.”

Response. The requested edits has been made.

22.	Comment. The Staff notes that the Underlying ETF for each of the Calamos Nasdaq 100 Structured Alt Protection ETF Funds has significant investments in investment technology companies. If the Fund intends to concentrate its investments in an industry or group of industries, please revise the disclosure as needed.

Response. The Fund does not intend to concentrate its investment in an industry or group of industries. To the extent the Underlying ETF invests a significant portion of its assets in a particular sector, the Fund’s performance may be affected by the general business and economic conditions affecting that sector. The Registrant respectfully directs the Staff’s attention to the disclosure captioned “Sector Risk” shown below which is located in the section titled “Principal Risks” in the Fund’s Prospectus.

Sector Risk. To the extent the Underlying ETF invests a significant portion of its assets in a particular sector, a greater portion of the Fund’s performance may be affected by the general business and economic conditions affecting that sector. Each sector may share economic risk with the broader market, however there may be economic risks specific to each sector. As a result, returns from those sectors may trail returns from the overall stock market and it is possible that the Underlying ETF may underperform the broader market, or experience greater volatility.

23.	Comment. The Staff requests that the Registrant order the Fund’s principal risks to prioritize those that are most likely to adversely affect the Fund’s performance. The Staff notes that after listing the most significant risks to each Fund, the remaining risks may be alphabetized.

Response. The Registrant respectfully declines to make the Staff’s requested change at this time. The Registrant acknowledges that it is aware of the non-binding guidance issued by the Division of Investment Management’s Disclosure Review and Accounting Office titled “Improving Principal Risks Disclosure” https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019-08-improving-principal-risks-disclosure “ADI-2019-08”). While the Registrant respects the Staff’s view on principal risk disclosure, ADI-2019-08 states clearly that the update is not a rule, regulation or statement of the Commission. Moreover, Form N-1A does not require that a fund’s principal risks be set forth in any particular order. Further, the Registrant believes that ordering the principal risks alphabetically makes it easier for an investor to find particular risk factors of the Fund. In addition, the materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. The market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest risk to the Registrant at any given moment. Therefore, the Registrant believes that emphasizing one risk over another in a static document in a non-static market would not be appropriate.

Notwithstanding, the foregoing, the Registrant notes the following disclosure is included at the beginning of the “Principal Risks” section in the statutory and summary portions of the Fund’s prospectus to help investors better understand the importance of reading each risk disclosure regardless of their sequence:

“The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.”

24.	Comment. Please consider if it would be appropriate for the Fund to add an information technology risk factor given the constituents of the Underlying Index of each of the Funds.

Response. The Registrant respectfully declines to add a risk factor regarding information technology risk as a risk associated with investment in the Fund because the constituents of the Underlying Index can change over time.

25.	Comment. Please consider adding a risk factor describing cybersecurity risk.

Response. The Registrant respectfully directs the Staff’s attention to disclosure in the Fund’s registration statement, which reads:

Cybersecurity Risk. Investment companies, such as the Fund, and their service providers are exposed to operational and information security risks resulting from cyberattacks, which may result in financial losses to the Fund and its shareholders. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, “ransomware” that renders systems inoperable until ransom is paid, the unauthorized release of confidential information, or various other forms of cybersecurity breaches. Cyber-attacks affecting the Fund, Calamos Advisors, custodian, transfer agent, distributor, market maker, authorized participants, administrator, intermediaries, trading counterparties, and other third-party service providers may adversely impact the Fund or the companies in which the Fund invests, causing the Fund’s investments to lose value or to prevent a shareholder redemption or purchase from clearing in a timely manner.

26.	Comment. The Staff notes that the Fund will invest significantly in FLEX Options. Given the liquidity profile of these instruments, please explain supplementally how the Fund’s investment strategy is appropriate for the open-end structure. The Registrant’s response should include information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act. The Registrant’s response may also include general market data on the types of investments the Fund is expected to hold.

Response. The Registrant recognizes that in accordance with the requirements of Rule 22e-4, a fund’s liquidity risk management program must include written policies and procedures that are reasonably designed to incorporate the following elements: (i) assess and periodically review the fund’s liquidity risk; (ii) classify the liquidity of each of the fund’s investments; (iii) determine the fund’s highly liquid investment minimum and respond to shortfalls; (iv) limit the fund’s investments in illiquid investments that are assets to no more than 15% of the fund’s net assets; (v) in-kind redemption requirements; and (vi) Board oversight of the Program.

Further, Rule 22e-4(b)(1)(ii) provides that “each fund must, using information obtained after reasonable inquiry and taking into account relevant market, trading, and investment-specific considerations, classify each of the fund's portfolio investments (including each of the fund's derivatives transactions) as a highly liquid investment, moderately liquid investment, less liquid investment, or illiquid investment.”

As the Fund will not be deemed to be an “In-Kind ETF” under Rule 22e-4, the Registrant acknowledges the need to classify and evaluate at least monthly its FLEX Options, and more frequently if changes in relevant market, trading, and investment-specific considerations are reasonably expected to materially affect the classification of its FLEX Options. The Registrant also acknowledges the need for written policies and procedures.

The Registrant noted that the Rule contemplates that for option contracts, such as the FLEX Options contracts expected to be held by the Fund, a fund may consider the frequency, volume and quotes which are based on the underlying reference index (such as the S&P 500 Index or the Nasdaq 100 Index) in determining liquidity. The Registrant notes that the Fund will use FLEX Options that derive their value from the actively-traded S&P 500 and NASDAQ indexes, and draw upon those indexes’ general pool of liquidity. FLEX Options are cash-settled with no delivery of stocks or ETFs, and trade in competitive auction markets with price and quote transparency. The Registrant believes that the highly regulated options market and the broad base and scope of the indexes make securities that derive their value from these indexes less susceptible to liquidity concerns.

In addition, although FLEX Options are customized options contracts, they are available through national securities exchanges that are guaranteed for settlement by the Options Clearing Corporation ("OCC"), and are viewed by the Registrant and other market participants as a subset of other listed options with little to no difference in underlying liquidity.

Even so, the Registrant has provided lengthy disclosure in the Prospectus concerning possible liquidity issues that might be associated with the use of FLEX Options. The Registrant respectfully directs the Staff to this disclosure, which is reproduced here:

The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. Additionally, FLEX Options may be illiquid, and in such cases, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. The FLEX Options held by the Fund will be exercisable at the strike price only on their expiration date. Prior to the expiration date, the value of the FLEX Options will be determined based upon market quotations or using other recognized pricing methods. The value of the FLEX Options prior to the expiration date may vary because of related factors other than the value of the reference asset. Factors that may influence the value of the FLEX Options, other than gains or losses in the reference asset, may include interest rate changes, changing supply and demand, decreased liquidity of the FLEX Options and changing volatility levels of the reference asset. In connection with the creation and redemption of Fund Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Fund Shares, the Fund's NAV and, in tum the share price of the Fund, could be negatively impacted. The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless.

27.	Comment. Please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response. The Registrant respectfully directs the Staff’s attention to the below disclosure which appears in the section of the Prospectus titled: “Frequent Purchases and Redemptions of Fund Shares.”

“Shares of the Fund may be purchased and redeemed directly from the Fund only in Creation Units by Authorized Participants. The vast majority of trading in Shares of the Fund occurs on the secondary market, and does not involve the Fund directly. In-kind purchases and redemptions of Creation Units by Authorized Participants and cash trades on the secondary market are unlikely to cause many of the harmful effects of frequent purchases and/or redemptions of Fund Shares. Cash purchases and/or redemptions of Creation Units, however, can result in disruption of portfolio management, dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective, and may lead to the realization of capital gains. These consequences may increase as the frequency of cash purchases and redemptions of Creation Units by Authorized Participants increases. However, direct trading by Authorized Participants is critical to ensuring that Fund Shares trade at or close to NAV.”

28.	Comment. Please add the month and year of the Portfolio Managers’ start dates.

Response. The requested edit has been made.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Very truly yours,

/s/ Paulita A. Pike

Paulita A. Pike, Esq.

cc:

John P. Calamos, Sr.

J. Christopher Jackson, Esq.

Erik D. Ojala, Esq.

Susan L. Schoenberger, Esq.

Rita Rubin, Esq., Ropes & Gray LLP

C. Lawrence Zmerega, Esq., Ropes & Gray LLP

Appendix A

Excerpt from the front cover of the prospectus

The Target Outcome may not be achieved, and investors may lose some or all of their money. The Fund is designed to achieve the Target Outcome only if an investor buys on the first day of the Outcome Period and holds the Fund until the end of the Outcome Period.

•	If investors buy or sell on a date other than the start or end date of the Outcome Period, their returns will be different and they may incur losses in excess of the Capital Protection level (i.e., losses exceeding 0%) and they may not experience gains up to the Cap.

•	Investors considering purchasing shares after the beginning of the Outcome Period or considering selling their shares prior to the end of the Outcome Period should visit the Fund's website at www.calamos.com for important information and considerations regarding the Fund's potential outcomes.

Excerpts from the section of the Prospectus titled “Principal Investment Strategies”

The stated Cap and Capital Protection may only be realized by investors who continuously hold Fund Shares from the commencement of an Outcome Period until its conclusion. An investor who purchases Fund Shares other than on the first day of an Outcome Period and/or sells Fund Shares prior to the end of an Outcome Period may experience results that are very different from the target outcomes sought by the Fund for that Outcome Period. While the Cap and Capital Protection provide the intended outcomes only for investors that hold their Fund Shares throughout the complete term of the Outcome Period, an investor can expect the value of their Fund Shares to generally move in the same direction as the Underlying ETF during the Outcome Period. See "Capital Protection and Cap" for more information.

The Fund’s website, www.calamos.com, provides information relating to the possible outcomes for an investor of an investment in the Fund on a daily basis, if purchased on that date and held through the end of the Outcome Period, including the Fund’s value relative to the Cap and Capital Protection. Before purchasing Fund Shares, an investor should visit the Fund's website to review this information and understand the possible outcomes of an investment in Fund Shares on a particular day and held through the end of the Outcome Period.

Excerpts from the section of the prospectus titled “Capital Protection and Cap”

While the Fund seeks to provide 100% protection against losses experienced by the Underlying ETF (before fees and expenses) for shareholders who hold Fund Shares for an entire Outcome Period, there is no guarantee it will successfully do so. If the Fund’s NAV has increased significantly, a shareholder that purchases Fund Shares after the first day of an Outcome Period could lose their entire investment. An investment in the Fund is only appropriate for shareholders willing to bear those losses. There is no guarantee the capital protection and cap will be successful and a shareholder investing at the beginning of an Outcome Period could also lose their entire investment.

If an investor purchases Fund Shares during an Outcome Period, and the Fund has already increased in value above its Initial Fund Value for that Outcome Period to a level near the Cap, an investor purchasing Fund Shares will have limited to no gain potential for the remainder of the Outcome Period (because the investor’s potential gain will be limited to the difference between the Fund’s NAV on the date the investor purchased the Fund Shares and the Cap). However, the investor will remain vulnerable to significant downside risk because the investor will bear the losses between the price at which it purchased its Fund Shares and the Initial Fund Value for the Outcome Period before subsequent losses will be protected by the Capital Protection. If an investor buys Fund Shares when the price exceeds the Cap, an investor selling their shares at the end of the Outcome Period will not experience any gain regardless of the price return of the Underlying ETF.

Excerpts from the section of the Prospectus titled “Principal Risks”

• Capital Protection Risk. There can be no guarantee that the Fund will be successful in its strategy to provide protection against 100% of Underlying ETF losses if the Underlying ETF’s share price decreases over the duration of the Outcome Period. The Fund’s strategy seeks to deliver returns that match those of the Underlying ETF (up to the Cap), while limiting downside losses, if Fund Shares are held at the time at which the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event an investor purchases Fund Shares after the FLEX Options were entered into or sells Fund Shares prior to the expiration of the FLEX Options, the Capital Protection that the Fund seeks to provide may not be available. If the Outcome Period has begun and the Underlying ETF has increased in value, the Capital Protection will not protect any decreases in the value of the Underlying ETF to the extent of such appreciation, and therefore an investor may experience losses from this appreciated value until the Fund reaches its original NAV from the commencement of the Outcome Period. Similarly, if an investor purchases Fund Shares after the commencement of the Outcome period and the Underlying ETF has increased in value, an investor purchasing Shares at that point will not benefit from the Capital Protection until the Underlying ETF’s value decreases to its original value at the commencement of the Outcome Period. Accordingly, such investor will not receive the protection that the Fund seeks to provide until the Fund experiences losses that return it to its value at the commencement of the Outcome Period. If the FLEX Options (and therefore the Capital Protection) do not perform as expected, an investor may experience significant losses on its investment, including the loss of its entire investment.

• Capped Upside Risk. The Fund’s strategy seeks to provide returns that are subject to the Cap. In the event that the Underlying ETF experiences gains in excess of the Cap for the Outcome Period, the Fund will not participate in, and will underperform the Underlying ETF to the extent of, those gains beyond the Cap. The Fund’s strategy seeks to deliver returns that match those of the Underlying ETF (up to the Cap), while protecting against the entirety of downside losses of the Underlying ETF, if Fund Shares are held at the time at which the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event an investor purchases Fund Shares after the FLEX Options were entered into, there may be little or no ability for that investor to experience an investment gain on their Fund Shares (and such investor may be subjected to potential losses between that Fund Share price and the Fund’s NAV at the commencement of the Outcome Period). Further, because the FLEX Options are designed to produce returns that match the price return of the Underlying ETF (subject to the Cap) on the last day of the Outcome Period, if an investor sells Fund Shares prior to the expiration date of the FLEX Options such investor may sell at a point where the Fund’s performance does not match the performance of the Underlying ETF over the Outcome Period, and therefore may sell at a point where the Fund has underperformed the Underlying ETF.

• Investment Timing Risk — An investor who purchases Fund Shares other than on the first day of the options package and/or sells Fund Shares before the options package expires may not experience the 100% downside protection or upside participation in the Underlying ETF. The Fund’s downside protection and upside participation of the Underlying ETF may only be available for investors who hold Fund Shares throughout the complete term of the options package. An investor can expect their Fund Shares to move generally in the same direction as the Underlying ETF during the one-year options package. However, Fund Shares may not experience the same price movement as the price movement of the Underlying ETF. During the duration of the option package, there may be periods of significant disparity between the Fund’s NAV and the Underlying ETF’s price performance. For example, if an investor purchases Fund Shares during an options package period at a time when the Underlying ETF’s share price has increased from its price at the beginning of the options package period, the investor may not be 100% protected against Underlying ETF downside losses. In addition, if an investor purchases Fund Shares during an options package period at a time when the Underlying ETF’s share price has increased from its price at the beginning of the options package period, that investor’s cap will essentially be decreased from the stated Cap by the amount of the increase in the Underlying ETF’s value.

Excerpts from the section of the Prospectus titled “Additional Information About Investment Strategies and Related Risks”

The Fund does not seek to provide capital protection against 100% of losses (before fees and expenses) of the Underlying ETF as of any time other than the end of the Outcome Period.

The stated Cap and Capital Protection may only be realized by investors who continuously hold Fund Shares from the commencement of an Outcome Period until its conclusion. An investor who purchases Fund Shares other than on the first day of an Outcome Period and/or sells Fund Shares prior to the end of an Outcome Period may experience results that are very different from the target outcomes sought by the Fund for that Outcome Period. While the Cap and Capital Protection provide the intended outcomes only for investors that hold their Fund Shares throughout the complete term of the Outcome Period, an investor can expect the value of their Fund Shares to generally move in the same direction as the Underlying ETF during the Outcome Period. See "Capital Protection and Cap" for more information.

The Fund’s website www.calamos.com provides information relating to the possible outcomes for an investor of an investment in the Fund on a daily basis, if purchased on that date and held through the end of the Outcome Period, including the Fund’s value relative to the Cap and Capital Protection. Before purchasing Fund Shares, an investor should visit the Fund's website to review this information and understand the possible outcomes of an investment in Fund Shares on a particular day and held through the end of the Outcome Period.

Excerpts from the section of the Prospectus titled “Additional Information About Investment Strategies and Related Risks” - “Capital Protection and Cap”

During the Outcome Period, there may be periods of significant disparity between the Fund’s NAV and the Underlying ETF’s price performance. As the Underlying ETF price and the Fund’s Net Asset Value (“NAV”) change over the Outcome Period, an investor acquiring Fund Shares after the start of the Outcome Period will likely have a different return potential than an investor who purchased Fund Shares at the start of the Outcome Period. This is because while the Cap and Capital Protection for the Outcome Period are fixed levels that are calculated in relation to the Underlying ETF price and the Fund's NAV at the start of an Outcome Period and remain constant throughout the Outcome Period, an investor purchasing Fund Shares at market value during the Outcome Period likely purchased Fund Shares at a price that is different from the Fund’s NAV at the start of the Outcome Period (i.e., the NAV that the Cap and Capital Protection reference). For example, if an investor purchases Fund Shares during an Outcome Period at a time when the Fund has increased in value from the value of the Fund on the first day of the Outcome Period (the “Initial Fund Value”), that investor’s Cap will essentially be decreased by the amount of the increase in the Underlying ETF’s value, and the capital protection will not set in until the Fund’s NAV returns to its Initial Fund Value (i.e., a shareholder must experience losses prior to gaining the protection offered by the Fund’s Capital Protection because the Fund must first decrease in value to its Initial Fund Value for the Outcome Period before subsequent losses will be protected by the Capital Protection). Conversely, if an investor purchases Fund Shares during an Outcome Period at a time when the Underlying ETF has decreased in value, the Fund’s NAV may dip below the Initial Fund Value. However, in this scenario, that investor’s potential gain could be larger than the Fund’s Cap for the Outcome Period because the investor may experience the full gain if the Fund recovers the value it has lost from the first day of the Outcome Period through the date the investor purchased its Fund Shares plus any additional gains between the Initial Fund Value and the Cap. There is no guarantee that the Fund will recover such value or experience such gains. The Cap and capital protection relative to the Initial Fund Value, however, will not change over the Outcome Period.

While the Fund seeks to provide 100% protection against losses experienced by the Underlying ETF (before fees and expenses) for shareholders who hold Fund Shares for an entire Outcome Period, there is no guarantee it will successfully do so. If the Fund’s NAV has increased significantly, a shareholder that purchases Fund Shares after the first day of an Outcome Period could lose their entire investment. An investment in the Fund is only appropriate for shareholders willing to bear those losses. There is no guarantee the capital protection and cap will be successful and a shareholder investing at the beginning of an Outcome Period could also lose their entire investment.

If an investor purchases Fund Shares during an Outcome Period, and the Fund has already increased in value above its Initial Fund Value for that Outcome Period to a level near the Cap, an investor purchasing Fund Shares will have limited to no gain potential for the remainder of the Outcome Period (because the investor’s potential gain will be limited to the difference between the Fund’s NAV on the date the investor purchased the Fund Shares and the Cap). However, the investor will remain vulnerable to significant downside risk because the investor will bear the losses between the price at which it purchased its Fund Shares and the Initial Fund Value for the Outcome Period before subsequent losses will be protected by the Capital Protection. If an investor buys Fund Shares when the price exceeds the Cap, an investor selling their shares at the end of the Outcome Period will not experience any gain regardless of the price return of the Underlying ETF. There is no guarantee that the Fund will be successful in providing these investment outcomes for any Outcome Period, and an investor may experience returns on the Fund significantly below the Cap.